Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY CONFIRMS
JANUARY 2015 DIVIDEND

January 15, 2015 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”)  (TSX and NYSE: CPG) confirms that the dividend to be paid on February 17, 2015, in respect of January 2015 production, for shareholders of record on January 31, 2015, will be CDN$0.23 per share.

These dividends are designated as “eligible dividends” for Canadian income tax purposes.

Crescent Point’s shareholders may elect to receive dividend payments in the form of cash or common shares.

Those shareholders wishing to receive their dividends in the form of common shares must enrol in the Company’s Share Dividend Plan (“SDP”). Common shares issued under the SDP are issued at a five percent discount to the prevailing market price, as defined under the Company’s SDP, with no broker fees or commissions. The SDP will generally be available to most shareholders (except those in California) and is expected to provide many shareholders with Canadian income tax treatment that is more favourable than Crescent Point’s existing Dividend Reinvestment Plan (“DRIP”). Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends.

Shareholders may reinvest cash dividends into additional common shares of Crescent Point through the Company's Premium DividendTM and DRIP. Participants in the dividend reinvestment component of the DRIP will have their cash dividends used to purchase common shares from treasury at a five percent discount to the average market price (as defined under the DRIP), with no broker fees or commissions.

Participation in the SDP or DRIP is optional. Shareholders who do not elect to participate in either plan will continue to receive cash dividend payments.

Additional information on the SDP and DRIP, including the applicable enrollment forms, can be found on the Company’s website at www.crescentpointenergy.com or by contacting your financial institution or investment advisor. The availability of the SDP and DRIP and the respective terms and conditions are subject to the discretion of the Company’s management and board of directors.

Crescent Point is one of Canada’s largest light and medium oil producers, with an annual dividend of CDN$2.76 per share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone:	(403) 693-0020	Toll free (U.S. & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB., T2P 1G1